Exhibit 99.1

Brookfield Real Estate Opportunity Fund II

Brookfield Real Estate Opportunity Fund II Acquires
a 620,000 Square Foot Office Campus in Dallas

Toronto, July 13, 2012 – Brookfield Real Estate Opportunity Fund II (the Fund), a private fund established by Brookfield Asset Management, is pleased to announce the acquisition of a 620,000 square foot office campus from Citigroup in Dallas, TX.

The campus, now renamed Regent Commons, is a 620,000 square foot, recently constructed LEED certified, three building, class A campus located on 52 acres in Irving (Dallas), TX.  Citigroup is leasing one-third of the campus on a long-term basis and the balance will be available for lease.  The campus sits on 52 acres and is well situated, with significant frontage along I-635 at Beltline just outside the DFW Airport.

“The acquisition of this high quality office campus offers significant upside potential for the Fund in leasing the remainder of the space and is representative of our investing style – acquiring exceptional quality property from owner/users with a long term lease back on a portion of the space in markets in which we have considerable expertise,” commented David Arthur, the Fund’s President and Managing Partner.

Brookfield Real Estate Opportunity Fund II, established by Brookfield Asset Management Inc. invests opportunistically in underperforming and distressed real estate in North America, including commercial office, industrial and mixed-use properties.  The fund has over $1.3 billion in real estate assets under management with a solid platform of transactional, financial and operating expertise.  Brookfield Asset Management is a global alternative asset manager focused on property, renewable power, infrastructure and private equity, with approximately $150 billion of assets under management.

* * * * * Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “future” and “strategy” and other expressions are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to the future development of the 12 acres of land retained by the Fund and the business and investment strategies of the Fund. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including the ability to acquire or develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the form 40-F of Brookfield Asset Management Inc. (“Brookfield”) filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States, including Brookfield’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please contact:

Andrew Willis SVP, Communications & Media, Brookfield Asset Management
Tel: (416) 369-8236
Fax: (416) 363-2856
Email: andrew.willis@brookfield.com

Janis Tarter
Citigroup- Global Public Affairs
Tel: (415) 658-4256
Email: janis.tarter@citi.com